Exhibit 1

For Immediate Release

Pointer Telocation Reports 2011 Financial Results

•	Yearly revenues of $86 million, 16% growth from $74 million in 2010
•	2011 EBITDA - $9.4 million
•	2011 Non-GAAP net income of $3.9 million
•	2011 Net loss - $8.5 million including a non-cash impairment charge of $6.7 million

Rosh HaAyin, Israel March 29th, 2012 Pointer Telocation Ltd. (Nasdaq CM: PNTR, TASE: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM) and roadside assistance services for the automotive industry, announced today its financial results for the fiscal year ended December 31, 2011.

Financial Highlights

Revenues: Pointer's total revenues for 2011 increased 16% to $86 million compared to $73.9 million in 2010.

International activities for 2011 were $24.4 million (28% of total revenues) compared to $20.1 million in 2010 (27% of total revenues).

Revenues from products in 2011 increased 22% to $31 million (36% of revenues) compared to $25.4 million (34.4% of revenues) in 2010.

Pointer’s revenues from services in 2011 increased 13.6% to $55 million (64% of revenues) up from $48.4 million (65.6% of revenues), in 2010.

Gross Profit: In 2011, gross profit was $29 million up from $27.4 million in 2010.

Operating Income (loss): Operating loss of $2.6 million in 2011 compared to operating income of $6.6 million in 2010. The operating loss was primarily attributable to the non-cash impairment of $6.7 million goodwill and development technology of the Cellocator business, which we acquired in September 2007. Excluding this non-cash impairment, operating income in 2011 was $4.1 million.

Contact:
Zvi Fried, V.P. and Chief Financial Officer	Chen Livne, Gelbart-Kahana Investor Relations
Tel.; 972-3-572 3111	Tel: 972-3-607 4717, +972-54-302 2983
E-mail: zvif@pointer.com	E-mail: chen@gk-biz.com

Net Income (loss): Pointer recorded a net loss of $8.5 million, or $1.78 per share compared to net income of $1.1 million, or $0.24 per share, in 2010.

Non GAAP net income:  Pointer recorded non-GAAP net income of $3.9 million during 2011, as compared to non-GAAP net income of $5.4 million in 2010.

Adjusted EBITDA: Pointer’s adjusted EBITDA for 2011 was $9.4 million compared to $11 million in 2010.

David Mahlab, Pointer's Chief Executive Officer, commented on the results: “Although 2011 was a challenging year, mainly for the technology segment, Pointer succeeded in expanding its business and achieved record revenues of $86 million, an increase of 16% compared to 2010. The net loss in 2011 was mainly caused by a non-cash impairment losses and unforeseen additional tax expenses due to new legislation in Israel. Despite of our losses in 2011, we believe that the continuous growth in service activities together with revenues from new products released at the end of 2011 will lead to increased revenues and an improvement in our bottom-line performance in 2012".

Conference Call Information:

Pointer Telocation's management will host today, Thursday, March 29th, 2012 a conference call with the investment community to review and discuss the financial results, and will also be available to answer questions.

The conference call will commence at 10:30 AM EST, 16:30 PM Israel time.

To participate in the call, please dial in to one of the teleconferencing numbers below. Please begin placing your call at least 5 minutes before the time set for the commencement of the conference call.

From USA: + 1-888-668-9141, From Israel: 03-918-0650

A replay will be available from April 1st, 2012 at the company website: www.pointer.com

Reconciliation between results on a GAAP and Non-GAAP basis.

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses adjusted EBITDA and non-GAAP net income as a non-GAAP financial performance measurement.

We calculate adjusted EBITDA by adding back to net income, financial expenses, taxes, depreciation, the effects of non-cash stock-based compensation expense, a non-recurring expense of $0.5 million, attributable to the Company's efforts to expand various services to Israeli insurance companies, and amortization including the effect of non-cash impairment charge related to the fair market value of Cellocator.

We calculate non-GAAP net income by adding back to net income, the effects of non-cash stock-based compensation expense, amortization of intangibles related to acquisitions and non-cash tax expenses resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill.

The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges that are considered by management to be outside of our core operating results.

Adjusted EBITDA and non-GAAP net income are provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. We believe that these non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our three most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. Adjusted EBITDA and non GAAP net income should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Pointer Telocation:

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing list of customers and products installed in more than 45 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

For more information: http://www.pointer.com

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2011	2010

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,468	$2,233
Restricted cash	123	133
Trade receivables	14,427	13,914
Other accounts receivable and prepaid expenses	1,946	2,982
Inventories	4,467	3,739

Total current assets	22,431	23,001

LONG-TERM ASSETS:
Long-term accounts receivable	805	832
Severance pay fund	7,474	7,624
Property and equipment, net	10,839	11,255
Investment in affiliate	266	295
Other intangible assets, net	3,030	6,497
Goodwill	44,493	53,926

Total long-term assets	66,907	80,429

Total assets	$89,338	$103,430

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2011	2010
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$13,208	$13,170
Trade payables	9,821	10,064
Deferred revenues and customer advances	6,890	7,806
Other accounts payable and accrued expenses	7,440	7,054

Total current liabilities	37,359	38,094

LONG-TERM LIABILITIES:
Long-term loans from banks	7,715	11,526
Long-term loans from shareholders and others	943	957
Other long-term liabilities	2,895	842
Accrued severance pay	8,625	8,365

	20,178	21,690
COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd’s shareholders' equity:
Share capital	3,353	3,280
Additional paid-in capital	119,147	118,512
Accumulated other comprehensive income	837	3,292
Accumulated deficit	(96,743)	(88,216)

Total Pointer Telocation Ltd’s shareholders' equity	26,594	36,868

Non-controlling interest	5,207	6,778

Total equity	31,801	43,646

Total liabilities and shareholders' equity	$89,338	$103,430

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2011	2010	2009
Revenues:
Products	$31,140	$25,415	$20,038
Services	54,778	48,448	45,287

Total revenues	85,918	73,863	65,325
Cost of revenues:
Products	18,283	14,175	10,774
Services	37,249	31,264	26,645
Amortization and impairment of intangible assets	1,498	978	976

Total cost of revenues	57,030	46,417	38,395
Gross profit	28,888	27,446	26,930

Operating expenses:
Research and development	3,082	2,532	2,817
Selling and marketing	8,932	7,441	6,249
General and administrative	11,450	9,062	8,788
Amortization of intangible assets	1,821	1,774	1,942
Impairment of goodwill and intangible asset	6,216	-	2,959

Total operating expenses	31,501	20,809	22,755

Operating income (loss)	(2,613)	6,637	4,175
Financial expenses, net	1,779	1,976	2,070
Other expenses, net	77	21	16

Income (loss) before taxes on income	(4,469)	4,640	2,089
Taxes on income	2,383	1,524	887

Income (loss) after taxes on income	(6,852)	3,116	1,202
Equity in losses of affiliate	1,634	1,158	677

Net income (loss)	(8,486)	1,958	525
Less - net income attributable to non-controlling interest	(41)	(828)	(2,632)

Net income (loss) attributable to Pointer Telocation Ltd’s shareholders	$(8,527)	$1,130	$(2,107)

Earnings per share attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings (loss) per share	$(1.78)	$0.24	$(0.44)
Diluted net earnings (loss) per share	$(1.79)	$0.22	$(0.47)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009

Cash flows from operating activities:
Net income (loss)	$(8,486)	$1,958	$525
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment	12,710	5,568	8,252
Accrued interest and exchange rate changes of debenture and long-term loans	135	178	(85)
Accrued severance pay, net	487	(364)	(400)
Gain from sale of property and equipment, net	(95)	(93)	(377)
Equity in losses of affiliate	1,634	1,158	677
Amortization of stock-based compensation	515	121	367
Impairment loss of loan to minority shareholder in subsidiary	489	-	-
Decrease (increase) in restricted cash	10	(133)	-
Decrease (increase) in trade receivables, net	(1,462)	(1,618)	1,995
Decrease (increase) in other accounts receivable and prepaid expenses	373	(436)	(308)
Decrease (increase) in inventories	(1,035)	(1,964)	128
Write-off of inventories	304	185	124
Deferred income taxes	170	1,322	773
Decrease (increase) in long-term accounts receivable	(177)	(212)	(493)
Increase (decrease) in trade payables	452	981	(413)
Increase (decrease) in other accounts payable and accrued expenses	2,457	(127)	461

Net cash provided by operating activities	8,481	6,524	11,226

Cash flows from investing activities:
Decrease (increase) in other accounts receivable	-	-	279
Purchase of property and equipment	(4,445)	(4,481)	(3,442)
Proceeds from sale of property and equipment	1,050	641	1,215
Investments in affiliates	(1,740)	(1,490)	(640)
Acquisition of subsidiary (a)	-	-	(38)
Proceeds from sale of investments in previously consolidated subsidiaries (b)	39	-	-

Net cash used in investing activities	(5,096)	(5,330)	(2,626)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009

Cash flows from financing activities:

Receipt of long-term loans from banks	8,384	5,090	-
Repayment of long-term loans from banks	(8,937)	(7,016)	(6,027)
Repayment of long-term loans from others	(1,071)	(1,122)	(32)
Dividend paid to non-controlling interest	(1,594)	(2,250)	(871)
Proceeds from issuance of shares and exercise of warrants, net	281	57	-
Short-term bank credit, net	(1,002)	2,656	(983)

Net cash used in financing activities	(3,939)	(2,585)	(7,913)

Effect of exchange rate changes on cash and cash equivalents	(211)	415	(186)

Increase (decrease) in cash and cash equivalents	(765)	(976)	501
Cash and cash equivalents at the beginning of the year	2,233	3,209	2,708

Cash and cash equivalents at the end of the year	$1,468	$2,233	$3,209

(a)	Acquisition of subsidiary:

	Fair value of assets acquired and liabilities assumed at date of acquisition:

	Working capital	$-	$-	$(112)
	Property and equipment	-	-	60
	Customer list	-	-	24
	Goodwill	-	-	456
	Accrued severance pay, net	-	-	(12)
	Non-controlling shareholders loan	-	-	(122)
	Non-controlling interest	-	-	(256)

		$-	$-	$38

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2011	2010	2009

(b)	Proceeds from sale of investments in previously consolidated subsidiaries:

	The subsidiaries' assets and liabilities at date of sale:

	Working capital (excluding cash and cash equivalents)	$32	$-	$-
	Non-controlling interests	426	-	-
	Loss from sale of subsidiaries	(110)	-	-
	Receivables for sale of investments in subsidiaries	(309)	-	-

		$39	$-	$-

(c)	Non-cash investing activity:

	Purchase of property and equipment	$309	$45	$221

(d)	Supplemental disclosure of cash flow activity:

	Cash paid during the year for:
	Interest	$125	$1,462	$1,958

	Income taxes	$-	$40	$87

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

ADDITIONAL INFORMATION

U.S. dollars in thousands

The following table reconciles the GAAP to non-GAAP operating results:

Adjusted EBITDA

	Year ended December 31,
	2011	2010	2009
	Unaudited

GAAP Net income as reported:	$(8,486)	$1,958	$521

One time charge attributable to efforts to expand services to Israeli insurance companies
Financial expenses, net	1,779	1,976	2,070
Tax on income	2,383	1,524	887
One time charge attributable to efforts to expand services to Israeli insurance companies	486
Stock based compensation expenses	515	121	367
Depreciation, amortization and impairment	12,710	5,568	8,252

Non-GAAP Adjusted EBITDA	$9,387	$11,147	$12,097

Non GAAP Net income

	Year ended December 31,
	2011	2010	2009
	Unaudited

GAAP Net income as reported:	$(8,486)	$1,958	$521

amortization and impairment of intangible assets	9,535	2,752	2,918
Stock based compensation expenses	515	121	367
non-cash tax expenses (income) resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill	2,365	604	(312)

Non-GAAP Net income	$3,929	$5,435	$3,494